UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Senior Convertible Promissory Note

As previously reported, on March 31, 2023, MMTEC, Inc. (the “Company”) commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor (the “Purchaser”) pursuant to a securities purchase agreement (the “Agreement”) of the same date. Pursuant to the Agreement, the Purchaser purchased Senior Convertible Promissory Notes (the “Notes”) in the aggregate original principal amount of $70 million on March 31, 2023 for a purchase price of $56 million. As of the date of this report, Notes in the aggregate principal amount of approximately $36.4 million remain outstanding. The Notes will mature on the second anniversary of their issuance date, or March 31, 2025.

On December 26, 2024, the Company entered into an agreement with the Purchaser (the “Extension Agreement”) pursuant to which the Company and the Purchaser mutually agreed to extend the term of the Notes from two years to six years from the issuance date, or March 31, 2029, and to amend the interest rate of the Notes from 8% per annum to 2% per annum. The other provisions of the Notes remain unchanged.

The foregoing description is qualified in its entirety by reference to the full text of the Extension Agreement, a copy of each of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
4.1	Extension Agreement dated December 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: December 27, 2024

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